Exhibit 99.1

MINERA ALUMBRERA SHAREHOLDERS ENTER AGREEMENT FOR A FOUR-YEAR OPTION IN THE AGUA RICA COPPER GOLD PROJECT IN ARGENTINA
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    Toronto Stock Exchange: G                    New York Stock Exchange: GG
    (All dollar amounts in United States dollars (US$))
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VANCOUVER, March 8 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) announced today that the Company and Xstrata Queensland Limited ("Xstrata") have signed a letter of intent with Yamana Gold Inc. (Yamana) whereby Minera Alumbrera Limited Sucursal (MAA) would have the exclusive option with respect to acquiring Yamana's 100% interest in the Agua Rica project located 35 kilometres southeast of the Alumbrera mine in the Catamarca province in northwest Argentina.

MAA is a joint venture operation between Goldcorp (37.5% owner), Xstrata (manager and 50% owner), and Yamana (12.5% owner) that currently operates the Alumbrera mine. Under the letter of intent, MAA will be granted an exclusive four-year option to acquire Yamana's interest in the Agua Rica project for option payments made by Goldcorp and Xstrata of up to $110 million. During the option period MAA will manage the Agua Rica project and fund a feasibility study and all development costs. The respective ownership interests in MAA would remain unchanged and apply to the Agua Rica project.

"This option agreement represents a low-risk opportunity for Goldcorp to participate in the potential of the Agua Rica project and is consistent with our focus on cultivating the early-stage portion of our growth pipeline," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "We have valued our participation in the successful and productive Alumbrera partnership over the last eight years, and we look forward to exploring the opportunity at Agua Rica with this strong team."

Goldcorp and Xstrata can collectively exercise the option at any time during the four-year period through to an approval-to-proceed decision for construction of the Agua Rica project. On approval to proceed, Yamana would receive $150 million and on commissioning an additional US$50 million, plus the right to a deferred payment related to 65% of the payable gold production from Agua Rica to a maximum of 2.3 million ounces.

Goldcorp and Xstrata will finance all payments related to the option on a 42.86% and 57.14% basis respectively. The transaction remains subject to the execution of binding transaction documents.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2009 available at http://www.sedar.com/. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

%CIK: 0000919239

For further information: please contact: Jeff Wilhoit, VP, Investor Relations, Goldcorp Inc., 3400-666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Telephone: (604) 696-3074, Fax: (604) 696-3001, e-mail: info@goldcorp.com, website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 08:30e 08-MAR-11